Loeb & Loeb LLPMain202.618.5000 Fax202.217.2554 901 New York Avenue, N.W. Washington, D.C. 20001

December 15, 2023

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

      Draft Registration Statement on Form F-1

      Submitted October 2, 2023

      CIK No. 0001987189

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated October 27, 2023.

The Company has filed via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to the page numbers in the Amendment.

Draft Registration Statement on Form F-1 submitted October 2, 2023

Prospectus Cover Page, page i

1.Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: The Company has revised the disclosure on the prospectus cover page in response to the Staff’s comments.

Los Angeles    New York    Chicago    Nashville   Washington, DC    San Francisco    Beijing   Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

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2.We note your disclosure stating that your shares offered in this prospectus are shares of your Cayman Islands holding company, which has no material operations of its own and conducts all of its operations through the operating entities established in the People’s Republic of China, or the PRC. Please also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: The Company has revised the disclosure on the prospectus cover page in response to the Staff’s comments.

3.We note your disclosure that recently, “the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.” Please expand your disclosure to include recent statements and regulatory actions by China’s government related to the use of variable interest entities.

Response: The Company has clarified the disclosure on the prospectus cover page in response to the Staff’s comments.

In addition, please clarify whether you are subject, directly or indirectly, to any of such recent statements and regulatory actions, including those related to the use of variable interest entities and data security or anti-monopoly concerns.

Response: The Company has revised the disclosure on the prospectus cover page to clarify that our Group is not subject, directly or indirectly, to any of such recent statements and regulatory actions, including those related to the use of variable interest entities and data security or anti-monopoly concerns.

In that regard, we note your disclosure that “[a]s advised by our PRC counsel, Jia Yuan Law Offices, as of the date of this prospectus, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior.” To the extent you may be indirectly subject to such recent statements and regulatory actions, please discuss how they have or may impact your ability to conduct your business, accept foreign investments or list on a U.S. or other foreign exchange.

Response: The Company has revised the disclosure on the prospectus cover page in response to the Staff’s comments.

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4.Clearly disclose how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary.

Response: The Company has made the revision throughout the Amendment in response to the Staff’s comments.

5.We note your definition of “China” or the “PRC,” referring to the People’s Republic of China, excludes the special administrative regions of Hong Kong and Macau. Please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to Hong Kong and Macao. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities.

Response: The Company has revised the disclosure on the prospectus cover page and throughout the Amendment in response to the Staff’s comments.

In addition, discuss any commensurate laws and regulations in Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, if certain of your directors are located in Hong Kong, expand your disclosure related to the enforceability of civil liabilities to address Hong Kong. Additionally, we note you hold all of the equity interests in your PRC subsidiaries through a subsidiary incorporated in Hong Kong.

Response: The Company has revised the disclosure on the prospectus cover page, and pages 18, 33 and 114 in response to the Staff’s comments.

6.We note your disclosure regarding the Trial Measures states that you are actively gathering recording documents and plan to submit them to CSRC in the near future. Please revise to clearly state whether you will be required to complete the filing process and the current status of your application.

Response: The Company has revised the disclosure on the prospectus cover page and pages 6 and 25 of the Amendment in response to the Staff’s comments.

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7.Where you discuss the control that will be held by Mr. Hue Kwok Chiu following the offering, please disclose that Mr. Chiu will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions.

Response: The Company has revised the disclosure on the prospectus cover page in response to the Staff’s comments.

Prospectus Summary

Overview, page 1

8.We note your principal executive office is in Hong Kong and you conduct all of your operations through the operating entities established in the People’s Republic of China, or the PRC. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions subsidiaries have made to the holding company or other subsidiaries, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also include corresponding disclosure in the prospectus summary section.

Response: The Company has revised the disclosure on pages 3 and 41 of the Amendment in response to the Staff’s comments.

9.In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the Company’s operations in China poses to investors.

Response: The Company has revised the disclosure in the summary of risk factors in response to the Staff’s comments.

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In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company has augmented the disclosure in several risk factors, including the following ones on pages 17, 18 and 24 of the Amendment, to address the Staff’s comments:

•The PRC government may intervene or influence our operations in China (including Hong Kong) at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale in this offering.

•You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China (including Hong Kong) against us or our management named in the prospectus based on foreign laws. It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

•If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such measures may limit our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.

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10.We note that you are not subject to cybersecurity review and approval by the CAC for this offering and our proposed listing. Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company has revised the disclosure throughout the Amendment, including on the prospectus cover page and page 6 of the Amendment in response to the Staff’s comments.

11.We note you disclose that a significant portion of your customers are large institutional customers and you typically enter into long-term contracts with them for logistics solutions on a year-to-year basis. However, you also disclose elsewhere that your transportation services contracts generally have a term of one-year. Please clarify the general range of length of time of your long-term contracts.

Response: The Company has revised the disclosure on pages 1, 42 and 70 of the Amendment in response to the Staff’s comments.

Corporate Structure, page 2

12.Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or arrows and entities controlled by contractual arrangements (i.e. VIEs) by dotted line or arrows and include a legend. If you do not use VIE structure, please clarify here.

Response: The Company has revised the disclosure on pages 3 and 41 to clarify that the Company does not have a VIE structure, and has revised  the diagram of the corporate structure on pages 3 and 41 using solid lines to disclose the direct equity interests in response to the Staff’s comments.

Implications of Our Being an “Emerging Growth Company”, page 2

13.Please update your disclosure here and elsewhere to reflect that the current revenue threshold for an emerging growth company is $1.235 billion.

Response: The Company has updated the disclosure on pages 7, 26 and 27 of the Amendment accordingly in response to the Staff’s comments.

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Risk Factors, page 4

14.Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company has added a risk factor titled “The PRC government may intervene or influence our operations in China (including Hong Kong) at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale in this offering.” on page 17 of the Amendment in response to the Staff’s comments.

The trading price of our Shares may be volatile, which could result in substantial losses to investors, page 4

15.We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please expand your disclosure in this risk factor to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company has revised the disclosure on page 29 of the Amendment in response to the Staff’s comments.

We retain certain personal information about our users and may be subject to various privacy and consumer protection laws, page 4

16.We note you disclose that you are not required to apply for the cybersecurity review for this offering under the Cybersecurity Review Measures. Please expand your disclosure to clarify whether greater oversight by the Cyberspace Administration of China may impact your business, as well as this offering, and discuss the consequences to you and your investors if you inadvertently conclude that the cybersecurity review measures do not apply to you and you are required to conduct a cybersecurity review in the future.

Response: The Company has revised the disclosure on page 15 of the Amendment in response to the Staff’s comments.

We use third-party services in connection with our business, and any disruption to these services could result in a disruption..., page 4

17.We note your disclosure here that two payment and administrative services suppliers are responsible for a significant part of your total cost of revenue. We also note your disclosure that you provided loans to two suppliers under Liquidity and Capital Resources. Please describe your current relationship with these third party providers. In addition, expand your disclosure here and elsewhere, as appropriate, to discuss the material terms of any of your arrangements with your third-party suppliers and tell us what consideration you gave to filing the agreements that govern your arrangements with them.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the two suppliers have been third-party strategic partners of the Group, have primarily provided trucker payment and administrative services to the Group and are not related parties of the Group. Fuzhou JB provided loans to these two suppliers because the two suppliers were in need for financial resources. Based on Fuzhou JB’s established relationship and arm’s-length negotiations with them, Fuzhou JB provided such loans to the two suppliers at interest rates comparable to market rates. The Company has revised the disclosure on page 13 of the Amendment in response to the Staff’s comments.

While the two suppliers were the Group's business strategic partners, played an important role in the Group’s daily operations, and had built on trust with the Group through such daily business relationship, the Company respectfully advises the Staff that the two suppliers can be replaced by other payment and administrative services providers in the market at any time without material delay or disruptions to the Group’s business because there are a large amount of other suppliers who could provide similar services to the Group, and the Group’s communications with truckers in respect of handling transportation orders from the Group’s customers, the vital part of the Group’s operations, do not depend on these two suppliers. Therefore, management does not believe that the Group’s business depends on either of these two suppliers. The Company does not consider its cooperation agreements with these suppliers to be material pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

While each of the two loans the Group has extended to the suppliers was not made in the ordinary course of business, the Company does not consider these loan agreements with its suppliers to be material in significance to the Group’s business pursuant to Item 601(b)(10)(i)(A) of Regulation S-K.

You must rely on the judgment of our management as to the use of the net proceeds from this offering..., page 4

18.Your disclosure here that you plan to use the net proceeds of this offering primarily for working capital purposes appears inconsistent with the disclosure under “Use of Proceeds.” Please advise or revise.

Response: The Company has revised the disclosure on page 30 of the Amendment in response to the Staff’s comments.

Risks Related to Our Business and Industry, page 4

19.We note you have identified material weaknesses and deficiencies in your internal control over financial reporting as at December 31, 2022. Please expand your disclosures to include management’s current plans, if any, or action already undertaken, for remediating these material weaknesses.

Response: The Company has revised the disclosure on page 17 of the Amendment in response to the Staff’s comments.

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Use of Proceeds, page 7

20.Please revise to quantify the dollar amount of net proceeds to be allocated for each principal intended use. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the amounts and sources of other funds needed. In addition, ensure your disclosure in consistent with your disclosure under Use of Proceeds disclosure on page 3.

Response: The Company has revised the disclosure on pages 30 and 34 of the Amendment in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

21.We note your disclosure that the COVID-19 pandemic had an adverse impact on your operations and that you leveraged a strategy to target customers in core industries of the PRC to control the adverse impact of the COVID-19 pandemic. Please expand your disclosure to discuss whether and how supply chain disruptions have or are expected to impact your results of operations or capital resources. For example, discuss whether you have or expect to experience operational suspension due to lack of equipment or labor shortages, higher costs due to challenges sourcing materials, or surges or declines in consumer demand. Explain whether and how you have undertaken efforts to mitigate the impact, and where possible quantify the impact, to your business. To the extent applicable, please also include related risk factor disclosure.

Response: The Company has revised the disclosure on pages 43 and 47 of the Amendment in response to the Staff’s comments.

22.Please provide information regarding your research and development activities as provided by Part I, Item 5.C. of Form 20-F.

Response: The Company has added the disclosure on page 90 of the Amendment in response to the Staff’s comments.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 14

23.We note you derive revenue by providing multi modal transportation and logistic services. To provide more insight to your investors, please quantify revenue for each mode of transportation service (i.e sea, land, rail etc.,) and logistic service. Provide a more fulsome discussion of factors impacting changes in each of your revenue stream during the periods presented.

Response: The Company clarifies that while the Group provided land-water transportation services during the years ended December 31, 2021 and 2022 through the engagement of third-party water transportation service providers, the revenue derived therefrom was less than 1% for the aforesaid years and the Group derived its revenue substantially from land-only transportation services. Therefore, the Company did not provide additional disclosures that disaggregate revenue by modes of transportation. The Company has removed references to multimodal transportation and revised the disclosure on page 46 of the Amendment in response to the Staff’s comments.

24.Please revise your discussion of results of operations with quantification, the underlying business reasons for material changes in cost of revenue and related components during the periods presented. Refer to Item 303 of Regulation S-K.

Response: The Company has revised the disclosure on page 48 of the Amendment in response to the Staff’s comments.

Liquidity and Capital resources, page 15

25.Please disclose material amounts of cash disaggregated by currency denomination for the periods presented in each jurisdiction in which your affiliated entities are domiciled.

Response: The Company has added the disclosure on page 52 of the Amendment accordingly in response to the Staff’s comments.

26.We note your revenue for the year ended December 31, 2022 decreased by approximately 2.4%. However, your accounts receivable and contract assets as of December 31, 2022 increased by 52.4% and 7.8% respectively. Please revise to include a robust discussion describing the specific effect of the significant drivers that contributed to the material increase in accounts receivable and contract assets during the year.

Response: The Company has revised the disclosure on page 52 of the Amendment in response to the Staff’s comments.

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Industry, page 16

27.Please revise to disclose the title and date of each third-party report or publication referenced in this section. To the extent available, include hyperlinks to English-language versions of such sources. Alternatively, please contact the staff member associated with the review of this filing to discuss how to submit English translations of such materials for our review.

Response: The Company has added disclosure on pages 53 to 58 of the Amendment in response to the Staff’s comments including adding hyperlinks to the sources in Chinese. The Company has attached English translations of such materials as annexes to this response letter for the Staff’s review.

Business, page 23

28.Please ensure all graphics and images, including small print included in such graphics and images, are legible. For example, we note that your graphic on page 27 is not legible.

Response: The Company has updated the graphics and images on pages 80 and 85 of the Amendment in response to the Staff’s comments.

29.We note you engaged a third party software company for the development of your TMS system in 2017 and you engaged another software company for upgrading the system in 2019. Please clarify whether you own or license such software. To the extent you license the software, please describe the terms and conditions of the license and file such agreement as an exhibit to your registration statement.

Response: The Company has revised the disclosure on pages 81 and 91 of the Amendment to clarify that Jiangxi JB, one of SLG Cayman’s subsidiaries, owns the TMS system.

Related Party Transactions, page 33

30.We note you disclose that Mr. Hue Kwok Chiu, your Chief Executive Officer and Chairman, borrowed RMB30.0 million from Fuzhou JB on each of August 1, August 25, August 29 and September 1, 2023 and, as of the date of the prospectus, the outstanding balance of such loan was RMB 120.0 million. Please tell us on how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the loan Fuzhou JB has made to Mr. Hue Kwok Chiu.

Response: The Company acknowledges this comment and respectfully advises the Staff that Mr. Hue Kwok Chiu advanced money to the Group through Jiabin HK for the Group’s operation since its incorporation in an aggregate amount of approximately RMB122 million up to September 2023. Fuzhou JB’s advances of RMB30 million each to Mr. Hue Kwok Chiu on each of August 1, August 25, August 29 and September 1, 2023, totaling RMB120 million as of the date of the Amendment, were in essence a means to repay Mr. Hue Kwok Chiu’s advance to the Group of approximately RMB122 million as of September 2023. Seeing through the aforesaid transactions, there was a net advance from Mr. Hue Kwok Chiu to the Group of approximately RMB2 million as of the date of the Amendment. Because Fuzhou JB’s advances to Mr. Hue Kwok Chiu could be settling with Mr. Hue Kwok Chiu’s advances to the Group through Jiabin HK, and there will be a net advance from Mr. Hue Kwok Chiu to the Group after such settling, the Company considered that it complies with Section 13(k) of the Securities Exchange Act of 1934.

Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of presentation and principle of consolidation, page F-8

31.Please revise to disclose clearly the ownership of the entities by direct equity interest and entities controlled by contractual arrangements i.e. VIEs. If you do not use VIE structure, please clarify here. Disclose the consolidation policy and provide the basis for consolidation for each of the entity listed in the table as required by as required by ASC 810-10-50-1.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not use VIE structure and does not have any contractual arrangement in this structure. The Company has already discussed and disclosed the consolidated policy in Note 1 under “Organization” and all the wholly-owned subsidiaries are consolidated under the voting interest model based on the Company’s direct equity interest.

Revenue Recognition, page F-12

32.We note you recognize transportation revenue at the point in time when delivery of goods is made and customer has accepted delivery. Please provide a comprehensive analysis that supports recognition of revenue at a point in time. Show us how you considered the criteria to record revenue over time based on ASC 606-10-25-27 through 29 and ASC 606-10-55-6 and concluded that recognition of revenue at a point in time is appropriate. Revise to provide the required disclosures noted in ASC 606-10-50-17 through 19.

Response: The Company acknowledges the Staff’s comment and this is the comprehensive analysis that supports recognition of revenue at a point in time:

The Step 5 of revenue recognition based on ASC 606-10-25-27 through 29 and ASC 606-10-55-6 as below:

Revenue is recognized when (or as) a company satisfies a performance obligation (“PO”) by transferring a promised good or service to a customer. Transfer occurs when or as the customer obtains control of the goods or services, either at a point in time or over time.

Control in this context is defined as the ability to direct the use of and obtain substantially all of the remaining benefits from an asset.

ASC 606-10-25-27 provides the following guidance on assessing whether a performance obligation is satisfied over time:

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a)The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs 606-10-55-5 through 55-6).

The Company is a logistics company and enters into a contract with customer to transport goods from location A to location B based on customers’ order.  The transportation service is considered a performance obligation as the customer can only obtain benefits when the goods are delivered to the destination.  The transaction price is predetermined according to the distance of the transportation as well as the volume and weight of the goods.  Customer does sign the receipt note when they received the goods and accepted the delivery.  Based on the contract, the Company is only entitle to the consideration upon completion of delivery and obtaining the receipt confirmation from the customer or consignee, which means the Customer agrees it only obtains the benefit upon completion of the performance obligation.  Thus, based on the above analysis, revenue is recognized at the point in time when delivery of goods is made, and customer has accepted delivery.

b)The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7).

Not applicable in our service model.

c)The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29).

The Company's service does not create an asset and the Company does not have an enforceable right to payment for performance completed to date. Thus, this is not applicable in our service model.

ASC 606-10-25-24. “…If a performance obligation is not satisfied over time in accordance with paragraphs 606-10-25-27 through 25-29, an entity satisfies the performance obligation at a point in time.”

33.We note you utilize independent contractors and third-party carriers in the performances of transportation services as and when needed. We also note that based on your evaluation using a control model, you determine that you serve as a principal rather than an agent within your revenue arrangements. Please provide us with an analysis supporting this determination, including the specific factors considered in applying the guidance in ASC 606-10-55-36 through 606-10-55-40 and revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and provide the comprehensive analysis for principal vs agent based on ASC 606-10-55-36 through 606-10-55-40 as below:

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Under ASC 606-10-55-39, indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal…) include, but are not limited to, the following:

a)The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

The Company is primarily responsible for fulfilling the promise to provide the transportation services by using the Company’s relationship resource and also referring to independent contractors and third-party carriers.  The transportation services include “scheduling delivery, tracking the truck, notification of any in-transit updates and, if required, claims management for damaged goods.”  The Company keep tracking the transportation status of each purchase order (“PO”) by the Company’s customer relationship department. The Company has ongoing communication with and control over the actions of the third-party carriers and also has responsible for resolving customer claims.  So, the Company is the most visible party for customers.

b)The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

The Company can establish and negotiate the price based on the market situation and demands, in order to keep a reasonable and an acceptable profitability. If the customer does not agree with the price the Company quoted, the Company can reject the order.  The Company has discretion in selecting third-party carriers to fulfil the delivery and has the obligation to pay the third-party carriers upon completion even we have not received the payments from the customers.

Based on the above factors and analysis, the Company does have control over the transportation services before they are transferred to the customer, which makes the Company the principal in the transaction.  Thus, the Company recognize revenue on a gross basis.

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34.Please revise to disclose in detail each service provided and related revenue recognized during the periods presented. Please provide additional disclosures that disaggregate revenue recognized from contracts with customers into categories that more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors as required by ASC 606-10-50-5.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company substantially generated revenue from land-only transportation services for the years ended December 2021 and 2022. Less than 1% of revenue is generated from vehicle repair and maintenance service, and sales of tires or spare parts. Therefore, the Company did not provide additional disclosures that disaggregate revenue recognized from contracts with customers into categories.

Exhibits

35.Please file all material agreements as exhibits to your registration statement, including any agreements governing material leases, your long-term borrowing arrangement with a customer dating back to 2017, Fuzhou JB’s loan facilities and the loan agreements with suppliers, or tell us why you do not believe that these are material agreements required to be filed pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that:

(1)For the year ended December 31, 2021 and 2022, one customer with its ten subsidiaries accounted for 32% and 33% of the Group’s total revenues, respectively. Fuzhou JB entered the transport agreement with each of this customer’s ten subsidiaries. The Company has (1) listed the material terms of the transport agreements with these subsidiaries, (2) filed an English translation of the current transport agreement with a subsidiary of a customer as Exhibit 10.1, and (3) filed a schedule listing the material details in the English translation of the transport agreements with three other major subsidiaries of the same customer which differ from the English translation of Transport Agreement filed as Exhibit 10.1.

(2)It does not believe the Company’s leases are material because:

i.While the Group leases certain properties for staff dormitories and offices, these properties are not material to the Group’s core business;

ii.These leases can always be replaced by new leases of other properties;

iii.These leases are not directly related to the Group’s operations; and

iv.These leases’ individual rental expenses are insignificant to the Group’s total costs.

(3)It has not filed with the Amendment the long-term borrowing arrangement with a customer dating back to 2017 as an exhibit because the Group has fully repaid the loan and there is no ongoing or outstanding obligation under the agreement.

(4)It has not filed with the Amendment Fuzhou JB’s loan facilities as exhibits because the Company does not consider these loan facilities to be material in amount pursuant to Item 601(b)(10)(i)(A) of Regulation S-K. None of these loans exceed 10% of the Group’s total assets as of December 31, 2022 which was RMB 289.99 million.

(5)It has not filed with the Amendment the loan agreements with suppliers as exhibits because the Company does not consider these loan agreements with its suppliers to be material in significance to the Group’s business pursuant to Item 601(b)(10)(i)(A) of Regulation S-K.

General

36.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

37.Please revise your filing to include a page number on each page.

Response: A page number has been added on each page of the Amendment.

38.We note that you engage with a number of third parties, including major customers and suppliers. To the extent you have entered into material agreements with any of these parties, please discuss the material terms of such agreement and file copies of such agreements as exhibits. In particular, we note that one customer accounted for 32% and 33% of your total revenue in 2021 and 2022 and your reliance on Supplier A.

Response: The Company has added disclosure on page 86 in response to the Staff’s comments to discuss the material terms of these agreements with major customers. The Company has filed these material agreements as Exhibits 10.1 and 10.2 of the Amendment. Because the two suppliers can be easily replaced by other payment and administrative services providers in the market at any time without material delay or disruptions to the Group’s business because there are a large amount of other suppliers who could provide similar services to the Group, and the Group’s communications with truckers in respect of handling transportation orders from the Group’s customers, the vital part of the Group’s operations, do not depend on these two suppliers. Therefore, management does not believe that the Group’s business depends on either of these two suppliers. The Company does not consider its cooperation agreements with these suppliers to be material in significance to the Group’s business pursuant to Item 601(b)(10)(i)(A) of Regulation S-K.

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39.Please include the dealer prospectus delivery requirements on the outside back cover page of your prospectus. Refer to Item 502(b) of Regulation S-K.

Response: The Company has added the dealer prospectus delivery requirements on the outside back cover page of the prospectus.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc: Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited

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Annex A

English Translation of

Road Freight Logistics Volume in December 2022

Road Freight Logistics Volume in December 2022

Road Freight Logistics Volume                                        Unit of measure: tons, ton-kilometers

	Since beginning of the year		Year-on-year Growth Rate (%)	Since beginning of the year		Year-on-year Growth Rate (%)
	Accumulated	Current month		Accumulated	Current month
Total	3 711 928	319 549	-5.5	689 580 375	60 348 999	-1.2
Beijing	18 549	1 277	-19.6	2 254 273	158 191	-17.9
Tianjin	30 382	2 493	-12.0	6 048 695	513 679	-10.1
Hebei	196 727	15 443	-13.4	78 903 412	6 424 423	-8.8
Shanxi	107 024	9 284	-6.7	31 642 533	2 788 179	-1.9
Inner Mongolia	126 709	11 567	-4.6	21 409 584	1 906 944	-3.5
Liaoning	139 403	11 210	-8.6	27 775 287	2 237 699	2.1
Jilin	40 813	3 199	-14.4	12 766 790	978 662	-16.2
Heilongjiang	38 616	3 030	-8.2	8 460 928	681 496	3.7
Shanghai	44 846	4 210	-15.2	8 444 224	768 888	-18.6
Jiangsu	159 936	14 951	-14.3	32 076 348	3 155 008	-13.0
Zhejiang	205 935	18 293	-3.6	26 503 773	2 401 975	0.5
Anhui	245 982	20 933	-5.0	36 959 840	3 119 018	-0.9
Fujian	106 939	9 364	-3.5	12 606 156	1 086 841	2.2
Jiangxi	178 366	15 493	-1.5	40 864 159	3 604 533	3.2
Shandong	276 906	20 654	-4.9	79 126 306	6 121 701	5.3
Henan	230 055	21 470	1.6	77 161 860	7 687 712	9.8
Hubei	144 979	13 722	-10.1	20 587 595	1 983 692	-6.3
Hunan	186 123	17 578	-6.2	14 650 176	1 407 108	0.3
Guangdong	242 474	21 888	-9.4	27 103 305	2 459 458	-9.1
Guangxi	163 219	14 849	-3.4	18 856 269	1 809 865	0.7
Hainan	6 844	569	-10.0	395 164	33 379	-11.6
Chongqing	111 915	9 929	-7.6	10 633 002	972 976	-8.0
Sichuan	172 329	14 917	0.6	18 579 935	1 670 766	3.8
Guizhou	87 870	7 144	-1.4	7 229 091	561 564	-0.5
Yunnan	139 217	11 018	7.8	14 633 799	992 816	6.2
Tibet	3 934	335	-12.6	1 027 973	97 777	-13.6
Shaanxi	121 188	9 610	-1.2	18 710 228	1 551 274	2.9
Gansu	64 084	4 564	–	16 903 278	1 666 913	–
Qinghai	14 874	1 320	5.6	1 752 590	165 308	9.2
Ningxia	38 463	3 231	2.6	5 977 895	500 715	3.5
Xinjiang	67 225	6 005	–	9 535 906	840 441	–
Including: Corps	13 725	1 417	–	2 041 194	179 955	–

Note: This year's road freight logistics volume includes data from the Xinjiang Production and Construction Corps; The implementation of a greater intensity of highway differential toll policy in Gansu Province significantly impaired the operating mode of freight logistics in the province. The national growth rate is calculated in comparable terms.

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Annex B

English Translation of

Statistical Bulletin on the Development of the Transportation Industry in 2022

June 21, 2023 09:34 Source: Ministry of Transport Website

Statistical Bulletin on the Development of the Transportation Industry in 2022

Ministry of Transport

The year 2022 was an exceptionally crucial year in the history of the People’s Republic of China (the “PRC”) and the Communist Party of the PRC (the “CPC”). The 20th National Congress of the CPC concluded victoriously, comprehensively depicting a grand blueprint for building a modernized socialist country. Under the strong leadership of the CPC headed by Comrade Xi Jinping, and the guidance of Xi Jinping Thought on Socialism with Chinese Characteristics for a new era, the transportation industry has been closely focusing on the requirements of “preventing the COVID-19 Outbreak, stabilizing the economy, and realizing development security”, and has efficiently coordinated the work on outbreak prevention and control, economic and social development of transportation and the integration of the development and security, making every effort to maintain traffic flow, expand investment, stabilize the market, adjust the pattern, and prevent risks. It was determined to accelerate the construction of a country with strong transportation, strives to become a leading pioneer of the Chinese modernization, in order to provide a strong service guarantee for stabilizing macroeconomic conditions.

I.Infrastructures

(a)Railroads

At the end of the year, the operating mileage of railroads nationwide was 155,000 kilometers, of which the operating mileage of high-speed railroads was 42,000 kilometers. The mileage of new lines put into operation was 4,100 kilometers, of which 2,082 kilometers were high-speed railways. The rate of railroad duplication was 59.6%, and the rate of electrification was 73.8%. The density of the national railroad network was 161.1 kilometers per 10,000 square kilometers, an increase of 4.4 kilometers per 10,000 square kilometers over the end of last year.

20
15
10
5
0
0,000 kilometers
12.7
13.1
13.9
14.6
15.0
15.5
2017
2018
2019
2020
2021
2022

Fig. 1 Mileage of national railroad from 2017 to the end of 2022

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(b)Roads

At the end of the year, the mileage of national highways was 5,354,800 kilometers, an increase of 74,100 kilometers over the end of last year. The highway density was 55.78 kilometers per 100 square kilometers, an increase of 0.77 kilometers per 100 square kilometers. The mileage of highway maintenance was 5,350,300 kilometers, representing 99.9% of highway mileage.

Total mileage of national highways (0,000 kilometers)
National highway density (kilometers/100 square kilometers)
535.48
2022
55.78
528.07
2021
55.01
519.81
2020
54.15
501.25
2019
52.21
484.65
2018
50.48
477.35
2017
49.72

Fig. 2 Total mileage of national highways and highway density from 2017 to the end of 2022

At the end of the year, the mileage of grade 4 and above highways nationwide was 5,162,500 kilometers, an increase of 100,600 kilometers over the end of last year, representing 96.4% of the total mileage of highways, an increase of 0.6 percentage points. Among them, the mileage of highways of grade 2 and above was 743,600 kilometers, an increase of 20,000 kilometers, representing 13.9% of the total mileage of highways, an increase of 0.2 percentage point; while the mileage of expressways was 177,300 kilometers, an increase of 8,200 kilometers, and the mileage of national expressways was 119,900 kilometers, an increase of 2,900 kilometers.

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Off-grade highway 3.6%
Expressway 3.3%
Grade 1 highway 2.5%
Grade 2 highway 8.1%
Grade 3 highway 8.9%
Grade 4 highway 73.6%

Fig. 3 Composition of national highway mileage at the end of 2022 (by technical)

At the end of the year, the mileages of national roads and provincial roads were 379,500 kilometers and 393,600 kilometers, respectively. The mileage of highways in rural areas was 4,531,000 kilometers, including 699,600 kilometers of county roads, 1,243,200 kilometers of township roads, and 2,588,600 kilometers of village roads.

At the end of the year, there were 1,033,200 highway bridges (85,764,900 linear meters), an increase of 72,000 highway bridges (11,962,700 linear meters) over the end of last year, including 8,816 grand bridges (16,214,400 linear meters) and 159,600 long bridges (44,319,300 linear meters). There were 24,850 highway tunnels (26,784,300 linear meters), an increase of 1,582 highway tunnels (2,085,400 linear meters), including 1,752 super long tunnels (7,951,100 linear meters) and 6,715 long tunnels (11,728,200 linear meters).

(c) Waterways

1．Inland Waterways

At the end of the year, the navigable mileage of inland waterways nationwide was 128,000 kilometers, an increase of 326 kilometers over the end of last year. The navigable mileage of grade waterways was 67,500 kilometers, representing 52.7% of the navigable mileage of inland waterways, of which the navigable mileage of grade 3 and above waterways was 14,800 kilometers, representing 11.6% of the navigable mileage of inland waterways.

At the end of the year, the navigable mileages of grades 1, 2, 3, 4, 5, 6, and 7 of inland waterway were 2,196 kilometers, 4,046 kilometers, 8,543 kilometers, 11,423 kilometers, 7,764 kilometers, 16,602 kilometers, and 16,900 kilometers, respectively. There were 60,500 kilometers of off-grade waterways.

At the end of the year, the navigable mileage of inland waterways of each waterway system was as follows: 64,818 kilometers for the Yangtze River system, 16,880 kilometers for the Pearl River system, 3,533 kilometers for the Yellow River system, 8,211 kilometers for the Heilongjiang River system, 1,423 kilometers of the Beijing-Hangzhou Canal, 1,973 kilometers of the Min River system, and 17,610 kilometers of the Huaihe River system.

2．Ports

At the end of the year, there were 21,323 berths for production in ports nationwide, an increase of 456 over the end of last year. Among them, there were 5,441 berths for production in coastal ports, an increase of 22 berths; and 15,882 berths for production in inland river ports, an increase of 434 berths.

At the end of the year, there were 2,751 berths of 10,000 tons and above in ports nationwide, an increase of 92 berths over the end of last year. From the distribution pattern, there are 2,300 berths of 10,000 tons and above in coastal ports, an increase of 93 berths; and 451 berths of 10,000 tons and above in inland river ports, a decrease of 1 berth. From the usage pattern, there are 1,468 specialized berths of 10,000 tons and above, an increase of 41 berths, 637 general bulk cargo berths of 10,000 tons and above, an increase of 41 berths, and 434 berths of general miscellaneous cargo, an increase of 13 berths.

Table 1
Number of berths of 10,000 tons and above in national ports at the end of 2022

Unit: number

Berth ton level	Number of national ports at year-end	Increase over last year-end	Number of coastal ports at year-end	Increase over last year-end	Number of inland river ports at year-end	Increase over last year-end
Total	**2751**	**92**	**2300**	**93**	**451**	**-1**
Less than 30,000 tons	891	16	706	19	185	-3
30,000-50,000 tons (exclusive)	452	5	327	6	125	-1
50,000-100,000 tons (exclusive)	930	56	798	50	132	6
100,000 tons and above	478	15	469	18	9	-3

Table 2
Composition of national berths of 10,000 tons and above at the end of 2022 (by major use)

Unit: number

Berth usage	Number of berths at year-end	Increase over last year-end
Specialized berths	**1468**	**41**
Of which: container berths	372	11
Coal berths	273	1
Metal ore berths	88	3
Crude oil berths	93	0
Finished oil berths	155	9
Liquid chemical berths	287	17
Bulk grain berths	39	1
General bulk berths	**637**	**41**
General cargo berths	**434**	**13**

(d) Civil Aviation

At the end of the year, there were 254 airports licensed for civil aviation transportation, an increase of 6 airports over the end of last year, of which 253 airports and 249 cities (or regions) were with regular flights.

The annual passenger throughput of 69 airports reached 1,000,000 or more, of which 18 airports exceeded passenger throughput of 10,000,000. There were 51 airports with an annual cargo and mail throughput of 10,000 tons or more.

(e) Postal

At the end of the year, China had 434,000 postal industry operating locations of various types, an increase of 21,000 locations over the end of last year, of which 117,000 were located in rural areas, an increase of 1,400 locations. There were 231,000 express service locations, an increase of 3,000 locations, of which 76,000 were in rural areas, an increase of 1,000 locations.

At the end of the year, there were 44,000 postal routes (11,425,000 kilometers) nationwide. There were 104,000 postal rural delivery routes (4,147,000 kilometers). The number of express service channels was 212,000, an increase of 12,000, and the length of express service channels (one-way) was 48,704,000 kilometers, an increase of 5,648,000 kilometers.

(F) Urban Passenger Transportation

At the end of the year, the number of operating electric buses was 78,000 lines nationwide, an increase of 2,300 over the end of last year, with a total length of 1,664,500 kilometers, an increase of 70,700 kilometers, of which 19,900 kilometers were bus transportation routes, an increase of 1,600 kilometers. The number of operating urban rail transportation lines was 292, an increase of 17, operating mileage of 9,554.6 kilometers, an increase of 819 kilometers, of which 240 were subway lines (8,448.1 kilometers) and 7 were light rail lines (263 kilometers). The number of operating urban passenger ferries was 79 routes, a decrease of 5, with a total operating route length of 334.6 kilometers, a decrease of 41.7 kilometers.

II.Transportation Facilities

(a)Railroads

At the end of the year, there were 22,100 locomotives nationwide, an increase of 400 locomotives over the end of last year, of which 7,800 were internal combustion locomotives and 14,200 were electric locomotive. There were 77,000 passenger railroad cars, a decrease of 200 cars, of which 33,554 were standardized electric multiple units (4,194 D-Series High-Speed Trains), an increase of 333 standardized electric multiple units (41 D-Series High-Speed Trains). There were 997,000 goods wagons, an increase of 31,000 goods wagons.

(b)Roads

At the end of the year, there were 12,220,800 road vehicles for business nationwide. By pattern, there were 554,200 passenger cars (16,472,400 passenger seats), an increase of 32,800 passenger cars (1,037,900 passenger seats) over the end of last year. There were 11,666,600 road freight vehicles (169,673,300 tons), a decrease of 66,000 (1,321,700 tons), of which 3,876,900 were ordinary trucks (47,161,900 tons), a decrease of 192,500 (2,072,400 tons), 634,300 were special-purpose trucks (7,537,200 tons), an increase of 30,500 (349,600 tons), 3,541,800 were tractor units, an increase of 75,000, and 3,613,600 were trailers, an increase of 21,100.

Table 3
Composition of vehicles operating on national roads at the end of 2022

Indicator	Unit	Number at year-end	Increase over last year-end (%)
Total number of highway-operating vehicles	0,000	1222.08	-0.8
Of which: passenger cars			
Number	0,000	55.42	-5.6
Number of passenger seats	0,000 passenger seats	1647.24	-5.9
Goods vehicles			
Number	0,000	1166.66	-0.6
Tonnage	0,000' tons	16967.33	-0.8
Of which: trucks			
Number	0,000	451.12	-3.5
Tonnage	0,000' tons	5469.91	-3.1
Tractor units	0,000	354.18	2.2
Trailers			
Number	0,000	361.36	0.6
Tonnage	0,000' tons	11497.43	0.4

(c)Waterways

At the end of the year, water transport vessels nationwide owned was 121,900, a decrease of 4,000 over the end of last year, the deadweight cargo capacity was 298,000,000 tons, an increase of 13,000,000 tons, the passenger capacity was 861,800 passenger seats, an increase of 4,000, and the container capacity was 2,987,200 TEUs, an increase of 102,900 TEUs.

(d)Civil Aviation

At the end of the year, there were 4,165 national transportation aircraft on the register, an increase of 111 over the end of last year. Among them, 3,942 were passenger airplanes, an increase of 86, and 223 were cargo airplanes, an increase of 25.

(e)Urban Passenger Transportation

At the end of the year, the nation owned 703,200 buses and trams, a decrease of 6,300 vehicles and trams over the end of last year, including 455,500 all-electric vehicles, an increase of 35,900, representing a proportion of 64.8% of the buses and trams, an increase of 5.6 percentage points. There were 62,600 urban rail transportation vehicles, an increase of 5,300 vehicles. There were 1,362,000 cruising rental taxis owned, a decrease of 29,300 vehicles. There were 183 urban passenger ferry vessels owned.

Others
0.01%
Hydrogen
Vehicle
0.5%
Gasoline Vehicle 0.5%
Hybrid
Vehicle
11.9%
Diesel
Vehicle
8.6%
Natural Gas Vehicle
13.2%
Dual Fuel Vehicle 0.2%
Trolleybus 0.3%
All-electric Vehicle
64.8%

Fig. 4 Buses and trams composition at the end of 2022 (by fuel types)

III.Transportation Services

The annual commercial freight volume was 50.663 billion tons, a decrease of 3.1% over last year, and the freight turnover was 22,616.096 billion ton-kilometers, an increase of 3.4%. The business travel volume was 5.587 billion passengers, a decrease of 32.7%, and the passenger turnover was 1,292.154 billion passenger-kilometers, a decrease of 34.96%.

Fig. 5 Commercial freight volume composition in 2022 (by modes of transport)

Passenger volume
Civil Aviation 4.5%
Waterways 2.1%
Railway 29.9%
Road 63.5%
Passenger turnover
Waterways 0.2%
Civil Aviation 30.3%
Railway 50.9%
Road 18.6%

Fig. 6 Passenger volume composition in 2022 (by modes of transport)

(a)Railroads

The annual total shipment volume was 4.984 billion tons, an increase of 4.4% over last year, and the total freight turnover was 3,594.569 billion ton-kilometers, an increase of 8.1%.

The annual passenger volume was 1.673 billion passengers, a decrease of 35.9% over last year, and the passenger turnover was 657.753 billion passenger-kilometers, a decrease of 31.3%.

(b)Roads

The annual commercial freight volume was 37.119 billion tons, a decrease of 5.5% over last year, and the freight turnover was 6,895.804 billion ton-kilometers, a decrease of 1.2%.

The annual business travel volume was 3.546 billion passengers, a decrease of 30.3% over last year, and the passenger turnover was 240.754 billion passenger-kilometers, a decrease of 33.7%.

The annual highway traffic flow was 9.532 billion vehicles, a decrease of 18.4% over last year. Among them, there were 6.974 billion minibuses with 9 seats or less, representing a decrease of 20.6%. The annual average cross-sectional traffic of motor vehicles on ordinary national and provincial highways was 9,358 vehicles per day, a decrease of 12.7%.

(c)Waterways

The annual commercial freight volume was 8.554 billion tons, an increase of 3.8% over last year, and the freight turnover was 12,100.314 billion ton-kilometers, an increase of 4.7%. Among them, the inland river freight volume was 4.402 billion tons, an increase of 5.1%, and the inland river freight turnover was 1,902.573 billion ton-kilometers, an increase of 7.3%; the ocean freight volume was 4.151 billion tons, an increase of 2.5%, and the ocean freight turnover was 10,197.741 billion ton-kilometers, an increase of 4.2%.

The annual business travel volume was 116,000,000, a decrease of 28.8% over last year, and the passenger turnover was 2.260 billion passenger-kilometers, a decrease of 31.7%.

The annual port cargo throughput was 15.685 billion tons, an increase of 0.9% over last year. Among them, the coastal port cargo throughput was 10.131 billion tons, an increase of 1.6%, the inland river port cargo throughput was 5.554 billion tons, a decrease of 0.3%, while the foreign trade cargo throughput was 4.607 billion tons, a decrease of 1.9%, and the domestic trade cargo throughput was 11.077 billion tons, an increase of 2.1%. The container throughput was 0.296 billion TEUs, an increase of 4.7%, and the containers shipped by rail-water intermodal transportation volume was 8,747,000 TEUs, an increase of 16.0%.

The annual port passenger throughput was 38,864,700 tons, a decrease of 18.6% over last year. Among them, the inland river port passenger throughput was 390,300 passengers, a decrease of 68.0%, and the coastal port passenger throughput was 38,474,300 passengers, a decrease of 17.3%.

Table 6
Composition of national port cargo throughput in 2022

Categories	Unit	Volume	Increase over last year (%)
Cargo throughput	0.000 billion tons	156.85	0.9
Of which: foreign trade	0.000 billion tons	46.07	-1.9
Domestic trade	0.000 billion tons	110.77	2.1
Of which: coals and products	0.000 billion tons	28.64	1.2
Petroleum, natural gas and products	0.000 billion tons	12.97	-1.4
Metal ore	0.000 billion tons	24.66	2.8
Containers	0.000 billion TEU	2.96	4.7
Inland river	0.000 billion TEU	0.35	5.2
Coastal	0.000 billion TEU	2.61	4.6

(d)Civil Aviation

The annual cargo and mail volume was 6,076,000 tons, a decrease of 17.0% over the last year, and the cargo and mail turnover was 25.410 billion ton-kilometers, a decrease of 8.7%.

The annual passengers handled was 252,000,000, a decrease of 42.9% over last year, and the passenger turnover was 391.387 billion passenger-kilometers, a decrease of 40.1%. The domestic air passenger volume was 0.250 billion, a decrease of 43.1% over last year, including 469,000 passengers carried by Hong Kong, Macao, and Taiwan routes, a decrease of 20.8%, and 186,100,000 passengers carried by international routes, an increase of 26.0%.

The annual civilian airport cargo and mail throughput was 14,531,000 tons, a decrease of 18.5% over last year, and the passenger throughput was 0.520 billion tons, a decrease of 42.7%.

(e)Postal

The annual volume of mail delivery business in the postal industry amounted to 139.09 billion pieces, an increase of 2.7% over last year, and the business income of the postal industry (excluding the direct operating revenue of the Postal Savings Bank) amounted to RMB 1,350.96 billion, an increase of 6.9%.

The annual volume of express delivery service was 110.58 billion pieces, an increase of 2.1% over last year, and the income of express delivery service was RMB 1,056.67 billion, an increase of 2.3%.

(f)Urban Passenger Transportation

The annual urban passenger volume was 75.511 billion passengers, a decrease of 24.0% over last year. Among them, the passenger volume of buses and trams was 35.337 billion passengers, a decrease of 27.8%; the passenger volume of urban rail transportation was 19.309 billion passengers, a decrease of 18.6%; the passenger volume of cruising rental taxis was 20.820 billion passengers, a decrease of 22%; and the passenger volume of urban passenger ferries was 0.045 billion passengers, an increase of 11.7%.

Urban passenger ferry
0.1%
Urban rail transportation
25.6%
Buses and trams
46.8%
Cruising rental taxis
27.6%

Fig. 7 National urban passenger handled composition in 2022 (by modes of transport)

IV.Transportation Fixed Assets Investment

The annual investment in transportation fixed assets was RMB 3,854.5 billion, an increase of 6.4% over last year. Among them, the investment in highways and waterways fixed assets was RMB 3,020.5 billion, an increase of 9.8%.

40000
30000
20000
10000
0
RMB'0.000 billion
28685
32020
32236
32450
34783
36220
2017
2018
2019
2020
2022
2022

Fig. 8 Transportation Fixed Assets Investment in 2017-2022

(a)Railroads

The annual investment in rail fixed assets was RMB710.9 billion, a decrease of 5.1% over last year.

(b)Roads

The annual investment in highway fixed assets was RMB2,852.7 billion, an increase of 9.7% over last year. Among them, expressways were RMB 1,626.2 billion, an increase of 7.3% over last year, ordinary national and provincial highways were RMB597.3 billion, an increase of 6.5% over last year, and highways in rural areas were RMB473.3 billion, an increase of 15.6% over last year.

The annual investment in the 832 poverty-alleviated counties nationwide was RMB827.3 billion in fixed assets for highways.

(c)Waterways

The annual investment in waterways fixed assets was RMB167.9 billion, an increase of 10.9% over last year. Among them, inland river construction was RMB86.7 billion, an increase of 16.7% over last year, and coastal construction was RMB 79.4 billion, an increase of 9.9% over last year.

(d)Civil Aviation

The annual investment in civil aviation fixed assets was RMB123.1 billion, an increase of 0.7% over last year.

V.Safe Production

(a)Railroads

During the year, there were no particularly significant or major accidents in rail traffic on the national railroads, and there were only 5 relatively serious accidents, 4 cases higher than last year. The number of fatalities in rail traffic accidents decreased by 14.6%.

(b)Roads and Water Transportation

During the year, there were 103 water transport accidents (accident level) involving transportation vessels, a decrease of 20.2% over last year, with 88 fatalities and missing persons, and 33 shipwrecks, a decrease of 42.5 28.3%, respectively. The Maritime Search and Rescue Coordination Center at all levels nationwide coordinated a total of 1,588 search and rescue operations, successfully rescuing 969 Chinese and foreign vessels in distress and 9,748 Chinese and foreign passengers in distress in China's search and rescue area of responsibility.

There were no major accidents in the field of road and water transportation construction during the year, with 47 manufacturing safety accidents and 61 fatalities, a decrease of 26.6% and 32.2% respectively over last year.

During the year, there were 9 general accidents and 8 fatalities recorded in terms of port operations. There were no accidents of major or above grade.

(c)Civil Aviation

During the year, there were 16 general aviation accidents nationwide, two fewer than last year, with 18 deaths, five more than last year.

(d) Postal

There were two accidents during the year, six fewer than last year.

VI. Technological Innovation and Building Expert Teams

A total of 323 scientific and technological achievements were selected for the 2022 Transportation Major Scientific and Technological Innovation Achievements, and 320 scientific and technological achievements were enrolled in the Railway Major Scientific and Technological Innovation Achievements.

At the end of the year, there were 60 industry key laboratories, 86 industry R&D centers, 19 collaborative innovation platforms, and 13 field scientific observation and research bases in the field of highways and waterways.

A total of 244 national and industry standards were issued in the field of transportation during the year.

During the year, a total of 5 people were selected for the National Talent Program, and 140 young professionals and technicians were selected for the Transportation Youth Science and Technology Talent Program. A total of 19 young and middle-aged scientific and technological leaders, 10 innovation teams in key fields, and 4 innovative talent cultivation demonstration bases were selected for the 2022 Scientific and Technological Innovation Talent Promotion Program in Transportation Industry. 426 units were awarded the title of "National Youth Civilization" jointly recognized by the Central Committee of the Youth League and the Ministry of Transport, 195 units were awarded the title of "Civilized Units of the National Transportation Industry", and 217 units were awarded the title of "Civilized Models of the National Transportation Industry". Also, 7 collectives were awarded the title of "Collective with Outstanding Contributions to the Beijing Winter Olympic and Paralympic Games" and 7 individuals were awarded the title of "Individual with Outstanding Contributions to the Beijing Winter Olympic and Paralympic Games".

Notes:

1.Statistics for Hong Kong, the Macao Special Administrative Region, and Taiwan Province are excluded from this bulletin. Some data are not equal to totals and sub-totals due to rounding.

2.The statistical scope of highway vehicles in operation is the coach buses and cargo vehicles registered in the highway transportation management department that are in operation and the latest annual review date is within two years.

3.The commercial freight volume is the total number of railroads, highways, waterways and civil aviation, excluding pipeline data.

4.The business travel volume is the total number of rails, highways, waterways and civil aviation, excluding urban passenger transportation data. Among them, the business travel volume of highways only includes the passenger volume of traditional shuttle buses and chartered vehicles.

5.During the year, the passenger and freight transport volume includes data from the Xinjiang Production and Construction Corps, and the national growth rate is calculated on a comparable caliber.

Sources from:

Data in this bulletin derive from the Ministry of Transport, the National Railway Administration, the Civil Aviation Administration of China, and the State Post Bureau.

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Annex C

English Translation of

Statistical Bulletin on the Development of the Transportation Industry in 2021

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Statistical Bulletin on the Development of the Transportation Industry in 2021

May 25, 2022 08:58 Source: Ministry of Transport WebsiteFont size: Default Large Extra-large| Print|

Statistical Bulletin on the Development of the Transportation Industry in 2021

Ministry of Transport

In 2021, under the solid leadership of the Party Central Committee with Comrade Xi Jinping as the Core, the transportation industry took Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era as guidance, conducted comprehensively the guiding principles of the Party’s 19th National Congress and all plenary sessions of the 19th Party Central Committee to deploy in accordance with the Central Economic Work Conference and the Report on the Work of the Government, adhered to seek progress with stability in the overall working principle, and achieved a complete, accurate, and comprehensive implementation of the new development concept for expediting the formation of a new situation to coordinate various tasks related to the prevention and control of epidemics as well as economic and social development of transportation, striving to promote high-quality development of the industry to expedite the construction of the transportation nation, endeavoring to be the vanguard of China's modernization by achieving a solid foundation of the 14th Five-Year Plan for providing the vital transportation support for the proper work of “stability on six fronts” and “security in six areas”.

I.Infrastructures

(a)Railroads

At the end of the year, the operating mileage of railroads nationwide was 150,000 kilometers, of which the operating mileage of high-speed railroads was 40,000 kilometers. The rate of railroad duplication was 59.5%, and the rate of electrification was 73.3%. The density of the national railroad network was 156.7 kilometers per 10,000 square kilometers.

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(b)Roads

At the end of the year, the total mileage of national highways was 5,280,700 kilometers, an increase of 82,600 kilometers over the end of last year. The highway density was 55.01 kilometers per 100 square kilometers, an increase of 0.86 kilometers per 10,000 square kilometers. The mileage of highway maintenance was 5,251,600 kilometers, representing 99.4% of the total mileage of highways.

Number of road
freight vehicles (0,000)
Cargo capacity of road
freight vehicles (0,000'tons)
528.07
2021
55.01
519.81
2020
54.15
501.25
2019
52.21
484.65
2018
50.48
477.35
2017
49.72
469.52
2016
48.91

Fig. 2: Total mileage of national highways and highway density from 2016 to the end of 2021

At the end of the year, the mileage of grade 4 and above highways nationwide was 5,061,900 kilometers, an increase of 117,400 kilometers over the end of last year, representing 95.9% of the total mileage of highways, an increase of 0.7 percentage points. Among them, the mileage of highways of grade 2 and above was 723,600 kilometers, an increase of 21,300 kilometers, representing 13.7% of the total mileage of highways, an increase of 0.2 percentage point; the mileage of expressways was 169,100 kilometers, an increase of 8,100 kilometers, and the mileage of national expressways was 117,000 kilometers, an increase of 4,000 kilometers.

At the end of the year, the mileage of national roads and provincial roads was 375,400 kilometers and 387,500 kilometers. The mileage of highways in rural areas was 4,466,000 kilometers, including 679,500 kilometers of county roads, 1,223,000 kilometers of township roads, and 2,563,500 kilometers of village roads.

At the end of the year, there were 961,100 highway bridges (73,802,100 linear meters), an increase of 48,400 highway bridges (7,516,600 linear meters) over the end of last year, including 7,417 grand bridges (13,478,700 linear meters) and 134,500 long bridges (37,158,900 linear meters). There were 23,268 highway tunnels (24,698,900 linear meters), an increase of 1,952 highway tunnels (2,699,600 linear meters), including 1,599 super-long tunnels (7,170,800 linear meters) and 6,211 long tunnels (10,844,300 linear meters).

(c) Waterways

1．Inland Waterways

At the end of the year, the navigable mileage of inland waterways nationwide was 127,600 kilometers, a decrease of 43 kilometers over the end of last year. The navigable mileage of grade waterways was 67,200 kilometers, representing 52.7% of the overall mileage, of which the mileage of Grade 3 and above was 14,500 kilometers, representing 11.4% of the overall mileage.

The navigable mileages of grades 1, 2, 3, 4, 5, 6, and 7 of inland waterways were 2,106 kilometers, 4,069 kilometers, 8,348 kilometers, 11,284 kilometers, 7,602 kilometers, 16,849 kilometers, and 16,946 kilometers, respectively. There were 60,400 kilometers of off-grade waterways.

The navigable mileage of inland waterways of each waterway system was as follows: 64,668 kilometers for the Yangtze River system, 16,789 kilometers for the Pearl River system, 3,533 kilometers for the Yellow River system, 8,211 kilometers for the Heilongjiang River system, 1,423 kilometers of the Beijing-Hangzhou Canal, 1,973 kilometers of the Min River system, and 17,500 kilometers of the Huaihe River system.

2．Ports

At the end of the year, there were 20,867 berths for production in ports nationwide, a decrease of 1,275 over the end of last year. Among them, there were 5,419 berths for production in coastal ports, a decrease of 42 berths; and 15,448 berths for production in inland river ports, a decrease of 1,233 berths.

At the end of the year, there were 2,659 berths of 10,000 tons and above in ports nationwide, an increase of 67 berths over the end of last year. From the distribution pattern, there were 2,207 berths of 10,000 tons and above in coastal ports, an increase of 69 berths; and 452 berths of 10,000 tons and above in inland river ports, a decrease of 2 berths. From the usage pattern, there were 1,427 specialized berths of 10,000 tons and above, an increase of 56 berths, 596 general bulk cargo berths of 10,000 tons and above, an increase of 4c berths, and 421 berths of general miscellaneous cargo, an increase of 6 berths.

Table 1
Number of berths of 10,000 tons and above in national ports at the end of 2021

Unit: number

Berth ton level	Number of national ports at year-end	Increase over last year-end	Number of coastal ports at year-end	Increase over last year-end	Number of inland river ports at year-end	Increase over last year-end
Total	**2659**	**67**	**2207**	**69**	**452**	**-2**
10,000-30,000 tons (excluding 30,000)	875	10	687	15	188	-5
30,000-50,000 tons (excluding 50,000)	447	10	321	8	126	2
50,000-100,000 tons (excluding 100,000)	874	24	748	23	126	1
100,000 tons and above	463	23	451	23	12	0

Table 2
Composition of national berths of 10,000 tons and above at the end of 2021 (by major use)

Unit: number

Berth usage	Number of berths at year-end	Increase over last year-end
Specialized berths	**1427**	**56**
Of which: container berths	361	7
Coal berths	272	7
Metal ore berths	85	0
Crude oil berths	93	6
Finished oil berths	146	-1
Liquid chemical berths	270	31
Bulk grain berths	38	-1
General bulk berths	**596**	**4**
General cargo berths	**421**	**6**

(d) Civil Aviation

At the end of the year, there were 248 airports licensed for civil aviation transportation, an increase of 7 airports over the end of last year, of which 248 airports and 244 cities (or regions) were with regular flights.

The annual passenger throughput of 96 airports reached 1,000,000 or more, an increase of 11 over last year, including an annual passenger throughput of 29 airports that reached 10,000,000 or more, an increase of 2 airports. There were 61 airports with an annual cargo of 10,000 tons or more, an increase of 2.

II.Transportation Equipment

(a)Railroads

At the end of the year, the nation owned 22,000 railroad locomotives, including 8,000 internal combustion locomotives and 14,000 electric locomotives. There were 78,000 rail trucks, including 4,153 standard sets of multiple units (33,221 units). It owned 966,000 freight wagons.

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(b)Roads

At the end of the year, the nation had 12,319,600 highway vehicles, an increase of 5.2% over the end of last year. In terms of pattern, there were 587,000 passenger cars and 17,510,300 passenger seats, a decrease of 4.2% and 4.9%, respectively; there were 11,732,600 and 17,099,500 metric tons of freight vehicles, an increase of 5.7% and 8.3%, respectively; among them, there were 4,069,400 and 4,923,300 metric tons of ordinary trucks, a decrease of 1.7% and an increase of 5.6%, respectively. There were 603,900 specialized trucks (7,187,600 tons), an increase of 19.2% and 20.5% respectively, 3,466,800 tractors, an increase of 11.5%, and 3,592,500 trailers, an increase of 7.4%.

Number of road freight vehicles (0,000)
Cargo capacity of road freight vehicles (0,000' tons)
1173.26
2021
17099
1110.28
2020
15784
1087.82
2019
13587
1355.82
2018
12873
1368.62
2017
11775
1351.77
2016
10827

Fig. 4 Road freight vehicles nationwide from 2016 to the end of 2021

(c) Waterways

At the end of the year, water transport vessels nationwide owned was 125,900, a decrease of 0.7% over the end of last year, including net carrying capacity of 284,326,300 tons, an increase of 5.1%, carrying capacity of 857,800 passengers, a decrease of 0.3%, and 2,884,300 TEUs of containers capacity, a decrease of 1.6%.

(d)Urban Passenger Transportation

At the end of the year, the nation owned 709,400 urban buses and trams, an increase of 0.7% over the end of last year, including 419,500 all-electric vehicles, an increase of 10.8%, representing a proportion of 59.1% of the entire urban buses and trams, an increase of 5.4 percentage points. There were 57,300 urban rail transportation vehicles, an increase of 15.9%. There were 1,391,300 cruising rental taxis owned, a decrease of 0.2%. There were 196 urban passenger ferry vessels, an increase of 1.0%.

Others
0.01%
Hydrogen
Vehicle
0.4%
Gasoline Vehicle 0.01%
Hybrid
Vehicle
12.2%
Diesel
Vehicle
11.1%
Natural Gas Vehicle
15.7%
Dual Fuel Vehicle 0.4%
Trolleybus 0.4%
All-electric Vehicle
59.1%

Fig. 6 Buses and trams composition by fuel types at the end of 2021

III.Transportation Services

The annual business travel volume was 8.303 billion, a decrease of 14.1% over last year, and the passenger turnover was 1,975.815 billion passenger-kilometers, an increase of 2.6%. The commercial freight volume was 52.160 billion tons, an increase of 12.3%, and the freight turnover was 21,818.132 billion ton-kilometers, an increase of 10.9%.

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(a)Railroads

The annual passenger volume was 2.612 billion, an increase of 18.5% over last year, and the passenger turnover was 956.781 billion passenger-kilometers, an increase of 15.7%.

The annual total cargo dispatched was 4.774 billion tons, an increase of 4.9% over last year, the total cargo turnover was 3,323.800 billion ton-kilometers, an increase of 8.9%.

(b)Roads

The annual business travel volume was 5.087 billion, a decrease of 26.2% over last year, and the passenger turnover was 362.754 billion passenger-kilometers, a decrease of 21.8%.

The annual commercial freight volume was 39.139 billion tons, an increase of 14.2% over last year, and the cargo turnover was 6,908.765 billion ton-kilometers, an increase of 14.8%.

The annual average motor vehicle traffic was 14,993 vehicles per day, an increase of 4.9% over last year, the average annual traffic was 3,486,920,000 vehicle kilometers per day, an increase of 3.6%.

(c)Waterways

The annual business travel volume was 0.163 billion, an increase of 9.0% over last year, and the passenger turnover was 3.311 billion passenger-kilometers, an increase of 0.4%.

The annual commercial freight volume was 8.240 billion tons, an increase of 8.2% over last year, and the freight turnover was 11,557.751 billion ton-kilometers, an increase of 9.2%. Among them, the inland river freight volume was 4.189 billion tons, an increase of 9.8%, and the inland river freight turnover was 1,773.599 billion ton-kilometers, an increase of 11.3%; the ocean freight volume was 4.051 billion tons, an increase of 6.6%, and the ocean freight turnover was 9,784.151 billion ton-kilometers, an increase of 8.8%.

The annual national ports accomplished 47,736,400 passengers throughput, an increase of 8.0% over last year. Among them, the inland river ports accomplished 1,218,700 passengers, an increase of 63.4%, and the coastal ports accomplished 46,517,700 passengers, an increase of 7.1%.

The annual national port cargo throughput was 15.545 billion tons, an increase of 6.8% over last year. Among them, the inland river ports were 5.573 billion tons, an increase of 9.9%, and the coastal ports were 9.973 billion tons, an increase of 5.2%. The capacity of rail-water combined transportation of containers was 7,540,000 TEU, an increase of 9.8%.

Table 5
Throughput of national ports by domestic and foreign trade and key cargo categories in 2021

Categories	Unit	Throughput	Increase over last year (%)
Cargo throughput	0.000 billion tons	155.45	6.8
By domestic and foreign trade			
Foreign trade	0.000 billion tons	46.97	4.5
Domestic trade	0.000 billion tons	108.48	7.9
By main cargo categories			
Of which: coals and products	0.000 billion tons	28.31	10.8
Petroleum, natural gas and products	0.000 billion tons	13.16	0.5
Metal ore	0.000 billion tons	23.99	2.5
Containers	0.000 billion TEU	2.83	7.0
Inland river	0.000 billion TEU	0.33	11.3
Coastal	0.000 billion TEU	2.49	6.4

(d)Civil Aviation

The annual passengers handled was 0.441 billion, an increase of 5.5% over last year, and the passenger turnover was 652.968 billion passenger-kilometers, an increase of 3.5%. The domestic routes passengers handled was 0.439 billion, an increase of 7.6% over last year, including 592,500 passengers carried by Hong Kong, Macao and Taiwan routes, a decrease of 38.4%, and 1,477,200 passengers carried by international routes, a decrease of 84.6%.

The annual cargo and mail transportation capacity was 7,318,400 tons, an increase of 8.2% over last year, and the cargo and mail turnover were 27.816 billion ton-kilometers, an increase of 15.8%.

The annual civilian airports passenger throughput was 0.907 billion, an increase of 5.9% over last year, and the cargo and mail throughput was 17,828,800 tons, an increase of 10.9%.

(e)Postal

The annual total postal industry business was RMB1,369.83 billion, an increase of 25.1% over last year.

The annual postal letter business was 1.09 billion, a decrease of 23.3% over last year, the parcel business was 18,229,000, a decrease of 10.2%, the newspaper business was 16.39 billion, a decrease of 0.9%, the magazine business was 0.69 billion, a decrease of 3.6%, and the translation business was 6,460,000, a decrease of 32.8%.

The annual express business capacity was 108.30 billion, an increase of 29.9% over last year. The express business income was RMB1,033.23 billion, an increase of 17.5%, representing 81.7% of the postal industry business income, an increase of points.

(f)Urban Passenger Transportation

At the end of the year, 75,770 national urban buses and trams routes, an increase of 5,127 over the end of last year, the total length of the operating routes was 1,593,800 kilometers, an increase of 111,700 kilometers, including specialized bus routes were 18,263.8 kilometers, an increase of 1,712.2 kilometers. The urban rail transportation operating routes were 275, an increase of 49, the operating mileage was 8,735.6 kilometers, an increase of 1,380.9 kilometers, including 223 subway lines (7,664.0 kilometers), 7 light rails (262.9 kilometers). The urban passenger ferry operating routes were 84, an increase of 1, the total length of operating routes was 376.3 kilometers, an increase of 52.9 kilometers.

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The annual urban passenger volume was 99.384 billion passengers, an increase of 14.0% over last year. Among them, the passenger volume of buses and trams was 48.916 billion passengers, and the operating mileage was 33.527 billion kilometers, an increase of 10.6% and 10.7, respectively. The urban rail transportation passenger volume was 23.727 billion passengers, an increase of 34.9%; cruising rental taxis was 26.690 billion passengers, an increase of 5.4%; and urban passenger ferries was 0.051 billion, an increase of 30.5%.

0.000 billion passengers
1400
1200
1000
800
600
400
200
0
1285.15
1273.40
1262.24
1279.17
871.92
993.84
2016
2017
2018
2019
2020
2021

Fig. 9 National Urban Passenger Volume in 2016-2021

Urban rail transportation 23.9%
Passenger ferry 0.05%
Buses and trams 49.2%
Cruising rental taxis 26.9%

Fig. 10 Composition of national urban passenger handled by transportation in 2021

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IV. Transportation Fixed Assets Investment

The annual investment in transportation fixed assets was RMB3,622 billion, an increase of 4.1% over last year.

RMB' 0.000 billion
40000
30000
20000
10000
0
28685
32020
32236
32450
34783
36220
2016
2017
2018
2019
2020
2021

Fig. 11 Transportation Fixed Assets Investment in 2016-2021

(a)Railroads

The annual rail fixed asset investment was RMB748.9 billion.

(b) Roads and Water Transportation

The annual investment in roads and water transportation fixed assets was RMB2,750.8 billion, an increase of 6.3% over last year.

1.Roads

The annual investment in highway fixed assets was RMB2,599.5 billion, an increase of 6.0% over last year. Among them, highways were RMB 1,515.1 billion, an increase of 12.4% over last year, ordinary national and provincial highways were RMB560.9 billion, an increase of 5.9% over last year, and highways in rural areas were RMB409.5 billion, a decrease of 12.9% over last year.

During the year, the investment in the 832 poverty-alleviated counties nationwide was RMB758.2 billion in fixed assets for highways.

2.Waterways

The annual investment in water transportation fixed assets was RMB151.3 billion, an increase of 11.4% over last year. Among them, inland river construction RMB74.3 billion, an increase of 5.5% over last year, and coastal construction was RMB 72.3 billion, an increase of 15.4% over last year.

(c)Civil Aviation

The annual investment in civil aviation fixed assets was RMB122.2 billion, an increase of 13.0% over last year.

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V. Safe Production

(a) Railroads

During the year, there were no particularly significant or major accidents in rail traffic on the national rails, and there was only one relatively serious accident, 12 fewer than last year. The number of fatalities in rail traffic accidents decreased by 23.1% over last year.

(b) Roads and Water Transportation

During the year, there were 129 water transport accidents (accident level) involving transportation vessels, a decrease of 6.5% over last year, with 153 fatalities and missing persons, and 46 shipwrecks, a decrease of 21.9 39.5%, respectively. The Maritime Search and Rescue Coordination Center at all levels nationwide coordinated a total of 1,990 search and rescue operations, successfully rescuing 1,171 Chinese and foreign vessels in distress and 13,928 Chinese and foreign passengers in distress in China's search and rescue area of responsibility.

There were no major accidents in the field of highways and water transportation construction during the year, with 64 manufacturing safety accidents and 90 fatalities, a decrease of 13.5% and 4.3% respectively over last year.

During the year, there were 6 general accidents and 6 fatalities recorded in terms of port operations, a decrease of 1 accident and 1 fatality from last year, respectively. There were no accidents of major or above grade.

(c)Civil Aviation

During the year, there were 16 general aviation accidents nationwide, two fewer than last year, with 18 deaths, five more than last year.

VI. Technological Innovation and Building Expert Teams

Throughout the year, a total of 15 projects in the field of transportation were awarded with the 2020 National Science and Technology Award, among them, 10 in the rail industry and 3 in the highway industry. A total of 66 patents won the 22nd China Patent Award, of which 35 were in the rail industry, 19 in the highway industry, and 7 in the water transportation industry. A total of 312 scientific and technological achievements were selected for the 2021 Transportation Major Scientific and Technological Innovation Achievements, and 248 scientific and technological achievements were enrolled in the Railway Major Scientific and Technological Innovation Achievements.

At the end of the year, there were 56 industry key laboratories, 86 industry R&D centers, 19 collaborative innovation platforms, 13 field scientific observation and research bases, and 10 national transportation science bases in the field of roads and water transportation.

A total of 218 national and industry standards were issued in the field of transportation during the year.

A total of 10 young and middle-aged scientific and technological leaders, 7 innovation teams in key fields, and 4 innovative talent cultivation demonstration bases were selected for the 2021 Scientific and Technological Innovation Talent Promotion Program in Transportation Industry. 2 passengers were awarded the National High-level Talent Special Support Program, 3 passengers were awarded the title of "National Technical Skillful Worker", and 245 passengers were awarded the title of "National Transportation Technical Skillful Worker". Two passengers won the National High-level Talent Special Support Program, while three passengers won the title of "National Skilled Worker", and 245 passengers won the title of "National Transportation Skilled Worker.

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Notes:

1.Statistics for Hong Kong, the Macao Special Administrative Region, and Taiwan Province were excluded from this bulletin.

2.It has been partially adjusted under China National Highway Network Planning (2013–2030) and combined with the road network adjustments of each province (region and city), and the statistical caliber of the mileage of national highways, provincial highways, county highways, country roads, and village roads in this bulletin.

3.In the bulletin, the business travel volume was the total number of rails, highways, waterways and civil aviation, excluding urban passengers handled; the commercial shipping volume was the total number of rails, highways, waterways and civil aviation, excluding pipeline data. From 2021 onwards, the system of direct reporting for enterprise clusters has been adopted as the statistical method of the waterways passengers handled.

4.In terms of postal-related indicators, the total business volume of the postal industry in 2021 was calculated on the basis of the same unit price in 2020, and the total business volume of the postal industry in 2020 was calculated on the basis of the same unit price in 2010, with year-on-year increases or decreases in absolute terms not calculable, and year-on-year increases or decreases in percentage terms calculated in accordance with comparable calibers.

Sources from:

Data in this bulletin derive from the Ministry of Transport, the National Railway Administration, the Civil Aviation Administration of China, and the State Post Bureau.

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